April 5, 2024

Megan Miller
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
3 World Financial Center
New York, N.Y. 10281

Re: USCA All Terrain Fund, File No. 811- 23055

Dear Ms. Miller:

On February 23, 2024 and February 26, 2024, you provided oral comments with respect to certain Securities and Exchange Commission filings of USCA All Terrain Fund (the “Fund”).  Please find below the Fund’s response to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1: According to notes, the funds have certain commitments and contingencies however, the balance sheet does not have disclosure of a line item that references the notes to the financials.  Please confirm that this disclosure will be included going forward.  See Reg SX 6-04.15.

Response:  The Fund will include the requested disclosure in future shareholder report filings.

Comment 2: Please include all disclosures required for restricted securities.  See Reg FX 12-12 footnote 8(c).

Response:  The Fund will include the requested disclosures in future shareholder report filings.

Comment 3: Item 4(d) of the certification required by Item 13 does not appear to refer to the correct time period.  Pleae file an amended Form N-CSR to include the correct form of certification and ensure the certifications are updated to the current date.

Response:  The Fund will file and amended Form N-CSR  to include the correct form of certification and ensure the certifications are updated to the date covered by the report.

If you have any questions or additional comments, please call Ryan Wheeler at (513) 498-8006.

Sincerely,
/s/ Ryan Wheeler
Ryan Wheeler